Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, Massachusetts 02109
October 31, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Tom Kluck, Legal Branch Chief

Re:	Plymouth Opportunity REIT, Inc. Registration Statement on Form S-11, as amended File No. 333-173048
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, Plymouth Opportunity REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 5:00 P.M. (Eastern) on November 1, 2011 or as soon thereafter as practicable.
     In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 31, 2011

     Please contact Kenneth L. Betts at 214-740-8696 of Locke Lord LLP, counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours, PLYMOUTH OPPORTUNITY REIT, INC.
By:	/s/ Jeffrey E. Witherell
Name:	Jeffrey E. Witherell
Title:	Chief Executive Officer